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                              August 24, 2021

       G. Reed Petersen
       President
       Victoria Lake, Inc.
       3625 Cove Point Dr.
       Salt Lake City, Utah 84109

                                                        Re: Victoria Lake, Inc.
                                                            Form 10-12G
                                                            Filed on July 29,
2021
                                                            File No. 000-56316

       Dear Mr. Petersen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed July 29, 2021

       Item 1A. Risk Factors, page 6

   1. We note the statement on page 13 in the risk factor on Rule 144 that you are registering all of the shares
outstanding so your sole officer will be able to sell his shares if this registration statement
becomes effective. Please revise, as this registration statement is registering the class
of securities under the Securities Exchange Act of 1934 and is not registering the shares
held by your sole officer and director. Therefore, Rule 144 would continue to apply to
your sole officer. Please reconcile. In addition, please provide clear disclosure that Rule
144 is not available to shell companies.
       Item 5. Directors and Executive Officers, page 22

   2. Please describe the business experience during the past five years of Mr. G. Reed
                                                        Petersen, as required
by Item 401(e) of Regulation S-K, including prior and current
 G. Reed Petersen
FirstName  LastNameG.  Reed Petersen
Victoria Lake, Inc.
Comapany
August  24, NameVictoria
            2021         Lake, Inc.
August
Page 2 24, 2021 Page 2
FirstName LastName
         involvement with blank check companies. For example, we note Mr. Peterson is involved with Entertainment Holdings, Inc. Please disclose his prior performance history with such companies, including:
             The company's name;
             His relationship with the company;
             Whether the company has engaged in a business combination;
             Whether the company registered any offerings under the Securities Act; and
             Whether any transaction resulted in termination of his association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

         In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Petersen should serve as a director as required by Item
         401(e). Please clearly identify Mr. Petersen as a promoter. See Item 401(g). Finally, disclose whether Mr. Petersen has been involved with certain legal proceedings that occurred during the past ten years. See Item 401(f).
3. We note the risk factor on page 9 and the general disclosure on page 23 about conflicts of interest. Please provide disclosure of the specific conflicts of interest, specifically identifying the businesses that present a conflict of interest with this company.
Item 10. Recent Sales of Unregistered Securities, page 26

4. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company
         parent/subsidiary formation, as referenced in footnote 1 to the financial statements. In addition, we note that Mr. Petersen became the sole officer and director in May 2021, at the same time as the reorganizational activities referenced above. Please provide clear disclosure of the transaction(s) through which Mr. Petersen obtained shares in the company. It appears that the reorganization and the resulting change in the nature of the
         shareholders    investment may constitute a    sale    under Section
2(a)(3) of the Securities
         Act. For guidance, please see Section 203.02 of our Compliance and Disclosure
         Interpretations (Securities Act Sections), which is available on our website. Please provide your analysis with specific facts regarding the reorganization and the number and
         type of Lake Victoria Mining Company, Inc.   s shareholders.
Alternatively, tell us the
         section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state the facts relied upon to make the exemption available.
 G. Reed Petersen
Victoria Lake, Inc.
August 24, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameG. Reed Petersen
                                                          Division of
Corporation Finance
Comapany NameVictoria Lake, Inc.
                                                          Office of Real Estate
& Construction
August 24, 2021 Page 3
cc:       Jacob Heskett
FirstName LastName